Exhibit 99.2

AETERNA ZENTARIS INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 15, 2020

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Aeterna Zentaris Inc. (the “Company”) held on May 15, 2020 via live audio webcast. Each of the matters is described in greater detail in the Company’s management information circular dated April 2, 2020 (the “Circular”).

(a)	The five nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed. The following are the voting results on this matter:
	FOR	% FOR	WITHHELD	% WITHHELD
Pierre-Yves Desbiens	1,586,750	79.07%	420,138	20.93%
Peter Edwards	1,626,648	81.05%	380,240	18.95%
Carolyn Egbert	1,628,609	81.15%	378,279	18.85%
Gilles Gagnon	1,624,133	80.93%	382,755	19.07%
Klaus Paulini	1,587,796	79.12%	419,092	20.88%

(b)	PricewaterhouseCoopers LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:
	FOR	% FOR	WITHHELD	% WITHHELD
Appointment of Auditors	8,554,535	88.10%	1,155,765	11.90%

Dated this 15th day of May, 2020.

AETERNA ZENTARIS INC.

By:	(signed) Leslie Auld
Name:	Leslie Auld
Title:	Chief Financial Officer